Fantize LLC
Statement of Changes in Members' Equity
From August 24, 2023 (Inception) to December 31, 2023
(Unaudited)

	Common Units		Members'	Accumulated	Total Members'
	Units	Amount	Contributions	Deficit	Equity
Balance, August 24, 2023 (Inception)	-	$ -	$ -	$ -	$ -
Issuance of Common Units	14,250,000	-	-	-	-
Net loss	-	-	-	(1,110,000)	(1,110,000)
Balance, December 31, 2023	14,250,000	$ -	$ -	$ (1,110,000)	$ (1,110,000)